SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*

   INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) A
                    ND AMENDMENTS THERETO FILED PURSUANT TO

                                  RULE 13d-2(a)

                                Vixel Corporation
                                -----------------
                                (Name of Issuer)

                    Common Stock, par value $0.0015 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    928552108
                                    ---------
                                 (CUSIP Number)

           Stuart Bressman, Esq.                             Ben Adler, Esq.
Brown Raysman Millstein Felder & Steiner LLP              Goldman, Sachs & Co.
              900 Third Avenue                             One New York Plaza
          New York, New York 10022                      New York, New York 10004
               (212) 895-2000                                (212) 902-1000

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                February 19, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

      CUSIP No. 928552108

================================================================================

      1.    NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                          The Goldman Sachs Group, Inc.

--------------------------------------------------------------------------------

      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) __
                                                                 (b) __

--------------------------------------------------------------------------------

      3.    SEC USE ONLY

--------------------------------------------------------------------------------

      4.    SOURCE OF FUNDS

                                     AF, WC
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

--------------------------------------------------------------------------------

      NUMBER OF           7.   SOLE VOTING POWER                      1,861,291
        SHARES
     BENEFICIALLY         ------------------------------------------------------
    OWNED BY EACH         8.   SHARED VOTING POWER                    1,861,291
      REPORTING
     PERSON WITH          ------------------------------------------------------
                          9.   SOLE DISPOSITIVE POWER                 1,861,291
                          ------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER               1,861,291

--------------------------------------------------------------------------------

      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    3,722,582

--------------------------------------------------------------------------------

      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                         [ ]
--------------------------------------------------------------------------------

      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      13.8%
--------------------------------------------------------------------------------

      14.   TYPE OF REPORTING PERSON

                                      HC-CO

================================================================================

      CUSIP No. 928552108

================================================================================

      1.    NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                         Goldman, Sachs & Co.

--------------------------------------------------------------------------------

      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) __
                                                                 (b) __

--------------------------------------------------------------------------------

      3.    SEC USE ONLY

--------------------------------------------------------------------------------

      4.    SOURCE OF FUNDS

                                     AF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                    [X]
--------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    New York

--------------------------------------------------------------------------------

      NUMBER OF           7.   SOLE VOTING POWER                         -0-
        SHARES
     BENEFICIALLY         ------------------------------------------------------
    OWNED BY EACH         8.   SHARED VOTING POWER                    1,861,291
      REPORTING
     PERSON WITH          ------------------------------------------------------
                          9.   SOLE DISPOSITIVE POWER                    -0-
                          ------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER               1,861,291

--------------------------------------------------------------------------------

      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,861,291

--------------------------------------------------------------------------------

      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                         [ ]
--------------------------------------------------------------------------------

      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      7.4%
--------------------------------------------------------------------------------

      14.   TYPE OF REPORTING PERSON

                                      BD-PN-IA

================================================================================

      CUSIP No. 928552108

================================================================================

      1.    NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        GS Employee Funds 2000 GP, L.L.C.

--------------------------------------------------------------------------------

      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) __
                                                                 (b) __

--------------------------------------------------------------------------------

      3.    SEC USE ONLY

--------------------------------------------------------------------------------

      4.    SOURCE OF FUNDS

                                     AF
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

--------------------------------------------------------------------------------

      NUMBER OF           7.   SOLE VOTING POWER                         -0-
        SHARES
     BENEFICIALLY         ------------------------------------------------------
    OWNED BY EACH         8.   SHARED VOTING POWER                    1,861,291
      REPORTING
     PERSON WITH          ------------------------------------------------------
                          9.   SOLE DISPOSITIVE POWER                    -0-
                          ------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER               1,861,291

--------------------------------------------------------------------------------

      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,861,291

--------------------------------------------------------------------------------

      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                         [ ]
--------------------------------------------------------------------------------

      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      7.4%
--------------------------------------------------------------------------------

      14.   TYPE OF REPORTING PERSON

                                       OO

================================================================================

      CUSIP No. 928552108

================================================================================

      1.    NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                 Goldman Sachs Direct Investment Fund 2000, L.P.

--------------------------------------------------------------------------------

      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) __
                                                                 (b) __

--------------------------------------------------------------------------------

      3.    SEC USE ONLY

--------------------------------------------------------------------------------

      4.    SOURCE OF FUNDS

                                     WC
--------------------------------------------------------------------------------

      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                    [ ]
--------------------------------------------------------------------------------

      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

--------------------------------------------------------------------------------

      NUMBER OF           7.   SOLE VOTING POWER                         -0-
        SHARES
     BENEFICIALLY         ------------------------------------------------------
    OWNED BY EACH         8.   SHARED VOTING POWER                    1,861,291
      REPORTING
     PERSON WITH          ------------------------------------------------------
                          9.   SOLE DISPOSITIVE POWER                    -0-
                          ------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER               1,861,291

--------------------------------------------------------------------------------

      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,861,291

--------------------------------------------------------------------------------

      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES                                         [ ]
--------------------------------------------------------------------------------

      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      7.4%
--------------------------------------------------------------------------------

      14.   TYPE OF REPORTING PERSON

                                       PN

================================================================================

Item 1. Security and Issuer.

      This statement on Schedule 13D relates to the common stock, par value $0.0015 per share (the "Common Stock"), of Vixel Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are at 11911 North Creek Parkway South, Bothell, Washington 98011.

Item 2. Identity and Background.

      This statement is being filed by The Goldman Sachs Group, Inc. ("GS Group"), Goldman, Sachs & Co. ("Goldman Sachs"), GS Employee Funds 2000 GP, L.L.C. ("GS Employee 2000") and Goldman Sachs Direct Investment Fund 2000, L.P. ("GS Direct" and, together with GS Group, the "Purchasers") (Goldman Sachs, GS Employee 2000 and the Purchasers, collectively, the "Filing Persons")1.

      GS Group is a Delaware corporation and holding company that (directly and indirectly through subsidiaries or affiliated companies or both) is a leading investment banking organization. Goldman Sachs, a New York limited partnership, is an investment banking firm and a member of the New York Stock Exchange, Inc. and other national exchanges. Goldman Sachs also serves as the manager for GS Employee 2000 and the investment manager for GS Direct. Goldman Sachs is wholly owned, directly and indirectly, by GS Group. GS Employee 2000, a Delaware limited liability company, is the sole general partner of GS Direct. GS Direct, a Delaware limited partnership, was formed for the purpose of investing in equity and equity-related securities primarily acquired or issued in leveraged acquisitions, reorganizations and other private equity transactions. The principal business address of each Filing Person is 85 Broad Street, New York, NY 10004.

      The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth in Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GS Employee 2000 are set forth in Schedule II-A-i hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the GS Employee Investment Committee of Goldman Sachs, which is responsible for making all investment and management decisions for GS Employee 2000 and GS Direct on behalf of Goldman Sachs, are set forth in Schedule II-A-ii hereto and incorporated herein by reference.

      During the last five years, none of the Filing Persons, nor, to the knowledge of each of the Filing Persons, any of the persons listed on Schedules I, II-A-i or II-A-ii hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating

----------
(1) Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.

activities subject to federal or state securities laws or finding any violation with respect to such laws.

      The Filing Persons have entered into a Joint Filing Agreement, dated as of February 28, 2003 a copy of which is attached hereto as Exhibit 1.

Item 3. Source and Amount of Funds or Other Consideration.

      As more fully described herein, on February 19, 2003 (the "Closing Date"), pursuant to a Series B Convertible Preferred Stock and Warrant Purchase Agreement, dated as of February 14, 2003 (the "Execution Date"), by and among the Company, the Purchasers and the other investors signatory thereto (the "Purchase Agreement"), the Purchasers purchased 2,863,524 shares (the "Shares") of Series B Convertible Series B Preferred Stock of the Company (the "Series B Preferred Stock") and warrants (the "Warrants" and, together with the Shares, the "Securities") to purchase an aggregate of 859,058 shares of Common Stock for an aggregate purchase price of $6,013,400 in cash (the "Proceeds"). As of February 19, 2003, the Shares purchased by the Purchasers are convertible into 2,863,524 shares of Common Stock. The Purchase Agreement is filed as Exhibit 2 hereto and is incorporated herein by reference. The Certificate of Designations, Preferences and Rights of Series B Preferred Stock (the "Certificate") is filed as Exhibit 3 hereto and is incorporated herein by reference. The form of Warrant is filed as Exhibit 4 hereto and is incorporated herein by reference. The funds used by the Purchasers to purchase the Securities were obtained by such entities from capital contributions by their respective partners and from the available funds of such entities.

      None of the individuals listed on Schedules I, II-A-i or II-A-ii hereto has contributed any funds or other consideration towards the purchase of the securities of the Company except insofar as they may have partnership interests in any of the Filing Persons and have made capital contributions to any of the Filing Persons, as the case may be.

      In addition, Goldman Sachs may also be deemed to beneficially own from time to time shares of Common Stock acquired in ordinary course trading activities by Goldman Sachs.

Item 4. Purpose of Transaction.

      General

      Pursuant to the Purchase Agreement, on February 19, 2003 the Purchasers purchased an aggregate of 2,863,524 shares of Series B Preferred Stock and Warrants to purchase 859,058 shares of Common Stock for an aggregate purchase price of $6,013,400 (the "Purchase"). Under the terms of the Certificate, at any time after the Closing Date, each share of Series B Preferred Stock is convertible at the option of the holder into one share (subject to adjustment in certain circumstances) of Common Stock. Consequently, as of February 19, 2003, each of the Purchasers may be deemed under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") to beneficially own the shares of Common Stock into which the Series B Preferred Stock may be converted.

      The purpose of the acquisition of Securities by the Purchasers pursuant to the Purchase Agreement is to acquire a significant equity interest in the Company.

      Other Plans and Proposals

      Except as described above or otherwise described in this Schedule 13D, the Filing Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through
(j) of Item 4 of the form of Schedule 13D promulgated under the Securities Act of 1933, as amended (the "Securities Act").

      Each of the Filing Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Filing Persons (and their respective affiliates) reserves the right, in each case subject to (a) any restrictions contained in the Purchase Agreement and (b) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Company, (ii) sell or transfer shares of Series B Preferred Stock, Common Stock or other securities beneficially owned by them from time to time in public or private transactions, (iii) cause any of the Purchasers to distribute in kind to their respective partners or members, as the case may be, shares of Series B Preferred Stock, Common Stock or other securities owned by such Purchasers and (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock, Series B Preferred Stock or other securities. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A-i or II-A-ii hereto may make similar evaluations from time to time or on an ongoing basis.

Item 5. Interest in Securities of the Issuer.

      (a) Pursuant to capitalization information provided by the Company, as of the Closing Date and immediately prior to the Purchase, there were 23,229,982 shares of Common Stock outstanding.

      As of the Closing Date, GS Group, may be deemed to own beneficially an aggregate of 3,722,582 shares of Common Stock, consisting of (A) 1,861,291 beneficially and directly-owned shares of Common Stock, consisting of (i) 1,431,762 shares of Series B Preferred Stock, which are convertible into 1,431,762 shares of Common Stock, and (ii) Warrants (which are exercisable after August 14, 2003) to purchase 429,529 shares of Common Stock, and (B) 1,861,291 beneficially and indirectly-owned shares of Common Stock, consisting of (i) 1,431,762 shares of Series B Preferred Stock, which are convertible into 1,431,762 shares of Common Stock, and (ii) Warrants (which are exercisable after August 14, 2003) to purchase 429,529 shares of Common Stock, representing in the aggregate, approximately 13.8% of the outstanding Common Stock, based on calculations made in accordance with Rule 13d-3(d) of the Act.

      As of the Closing Date, Goldman Sachs may be deemed to own beneficially and indirectly an aggregate of 1,861,291 shares of Common Stock, consisting of
(i) 1,431,762 shares of Series B Preferred Stock which are convertible into 1,431,762 shares of Common Stock, which may be deemed to be beneficially owned by GS Direct and (ii) Warrants (which are exercisable after August 14, 2003) to purchase 429,529 shares of Common Stock, which may be deemed to be owned by GS Direct, representing in the aggregate, approximately 7.4% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

      GS Group and Goldman Sachs disclaim beneficial ownership of the shares of Common Stock beneficially owned by GS Direct to the extent that partnership interests in GS Direct are held by persons other than GS Group, Goldman Sachs or their affiliates.

      In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division ("IBD") of GS Group and its subsidiaries and affiliates (collectively, "Goldman Sachs Group"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of Goldman Sachs Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

      As of the Closing Date, GS Employee 2000 may be deemed to own beneficially and indirectly an aggregate of 1,861,291 shares of Common Stock that may be deemed to be beneficially owned by GS Direct, consisting of (i) 1,431,762 shares of Series B Preferred Stock which are convertible into 1,431,762 shares of Common Stock and (ii) Warrants (which are exercisable after August 14, 2003) to purchase 429,529 shares of Common Stock, representing in the aggregate, approximately 7.4% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

      As of the Closing Date, GS Direct may be deemed to own beneficially and directly 1,861,291 shares of Common Stock, consisting of (i) 1,431,762 shares of Series B Preferred Stock, which are convertible into 1,431,762 shares of Common Stock and (ii) Warrants (which are exercisable beginning six months after the Execution Date) to purchase 429,529 shares of Common Stock, representing in the aggregate, approximately 7.4% of the outstanding shares of Common Stock based on calculations made in accordance with Rule 13d-3(d) of the Act.

      None of the Filing Persons or, to the knowledge of the Filing Persons, the persons listed on Schedules I, II-A-i or II-A-ii hereto beneficially owns any shares of Common Stock other than as set forth herein.

      (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by such Filing Person as indicated above.

      (c) Schedule IV sets forth transactions in the Common Stock which were effected during the sixty day period from December 21, 2002 through February 19, 2003, all of which were effected in the ordinary course of business of Goldman Sachs. The transactions in the Common Stock, described in Schedule IV, were effected in the Nasdaq National Market. Except as described above or as set forth on Schedule IV hereto, no transactions in the shares of Common Stock were effected by the Filing Persons, or, to their knowledge, any of the persons listed on Schedules I, II-A-i or II-A-ii hereto, during the past sixty days.

      (d) Except for clients of Goldman Sachs who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock held in client accounts with respect to which Goldman Sachs or employees of Goldman Sachs have voting or investment discretion, or both, no other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock that will be beneficially owned by any Filing Person after the purchase pursuant the Purchase Agreement.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The responses set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by reference in their entirety.

Registration Rights Agreement

      On February 14, 2003, the Company, the Purchasers and the other investors signatory thereto entered into a Registration Rights Agreement (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company agreed to prepare and, in no event later than 45 calendar days after the Closing Date, file with the Securities and Exchange Commission (the "SEC") a shelf registration statement on Form S-3 (or if such form is then unavailable on such form that is so available) covering the resale of all Registrable Securities (as defined below) eligible to be registered as of such date. If such shelf registration statement is not filed within such 45 day period (75 days if Form S-3 is unavailable), the Company shall be required to pay, pro rata, to the holders of Registrable Securities either (i) an aggregate of $5,000 each day until such registration statement is filed up to a maximum of $1,000,000 or (ii) additional shares of Series B Preferred Stock having an aggregate value of $5,000 each day based upon a per share price of $2.10 until such registration statement has been filed, up to a maximum number of such shares having an aggregate value of $1,000,000 based upon a per share price of $2.10.

      If the shelf registration statement is not declared effective by the SEC within 120 days after the Closing Date (the "Required Effective Date"), the Company shall be required to pay, pro rata, to the holders of Registrable Securities either (i) an aggregate of $7,500 each day until such registration statement is declared effective by the SEC up to a maximum of $1,000,000 or (ii) additional shares of Series B Preferred Stock having an aggregate value of $7,500 each day based upon a per share price of $2.10 until such registration statement is declared effective by the SEC, up to a maximum number of such shares having an aggregate value of $1,000,000 based upon a per share price of $2.10.

      In addition, the Company granted the Purchasers the right, subject to certain limitations and restrictions, (i) to require the Company at the request of the Purchasers at any time after such 45 (or 75) day period (if there is not then in existence an effective registration statement allowing for the registration and sale of all Registrable Securities), on two separate occasions to effect a registration of shares of Registrable Securities and (ii) to require the Company to include shares of Registrable Securities then held by the Purchasers in any other registration by the Company of its equity securities under the Securities Act.

      The Company has agreed to pay certain expenses of the Purchasers in connection with such registrations as provided for in the Registration Rights Agreement. "Registrable Securities" means (a) any Common Stock (1) which may be issued or issuable upon conversion, exchange or redemption of the Series B Preferred Stock, (2) which may be issued or issuable upon exercise of the Warrants or (3) issued or distributed in respect of the Common Stock referred to in clauses (1) or (2) above by way of stock dividend or stock split or other distribution, recapitalization, reclassification, merger consolidation or otherwise and (b) any other share of Common Stock issued as a result of the provisions related to the failure by the Company to file and/or have declared effective a registration statement within the prescribed period of time required by the Registration Rights Agreement.

      The foregoing description of the Registration Rights Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Registration Rights Agreement, which is filed as Exhibit 5 hereto and is incorporated herein by reference.

Purchase Agreement

      The Purchase Agreement contains representations and warranties of the parties customary for the transactions contemplated thereby. In addition, the Purchase Agreement contains conditions to closing for each of the parties, all of which were satisfied as of the Closing Date.

      Pursuant to the Purchase Agreement, the Company agreed to pay the fees and expenses of Purchasers' counsel, in an amount not to exceed $50,000.

      The foregoing description of the Purchase Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Purchase Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

Certificate of Designations, Preferences and Rights of the Series B Preferred Stock

      Pursuant to and in connection with the consummation of the transactions contemplated by the Purchase Agreement, on February 14, 2003, the Company filed the Certificate with the Secretary of State of the State of Delaware and on February 19, 2003 issued to the Purchasers the Series B Preferred Stock having the terms set forth in the Certificate.

      Dividends

      The Certificate provides that the holders of shares of Series B Preferred Stock are entitled to receive the greater of (i) cumulative dividends on each share of Series B Preferred Stock at an annual rate of 6% (the "Dividend Rate") payable quarterly, prior and in preference to any declaration or payment of any dividend on the Common Stock or any other class or series of stock of the Company or (ii) such dividend as would have been payable had such shares of Series B Preferred Stock been converted to Common Stock immediately prior to any record date established for the payment of dividends to the holders of Common Stock. Dividends begin to accrue on a daily basis and are cumulative from the Closing Date, whether or not declared by the Board of Directors and whether or not there are profits, surplus or other funds of the Company legally available for the payment of dividends, and continue to accrue and be cumulative until paid in full or until the date of conversion or redemption of the Series B Preferred Stock.

      Until and including February 14, 2004, each dividend shall be paid in shares of Series B Preferred Stock in such number of shares equal to the cash amount of such dividend on the respective dividend payment date divided by the Series B Conversion Price (as defined in the Certificate) on such date. After February 14, 2004, any dividends may be paid, at the option of the Company, either (i) in cash or (ii) provided such issuance does not contravene the rules and regulations of the Nasdaq National Market ("NASDAQ"), in shares of Series B Preferred Stock in the manner described above.

      Liquidation

      Pursuant to the Certificate, upon the occurrence of a liquidation, dissolution or winding up of the Company (a "Liquidation Event"), the holders of the Series B Preferred Stock are entitled to receive out of assets of the Company available for distribution to its stockholders, before any payment is made or any assets distributed to the holders of Common Stock, an amount of cash equal to the greater of (i) the purchase price paid upon the date of original issuance for each outstanding share of Series B Preferred Stock then held by the holders (the "Original Series B Price") and an amount equal to any declared but unpaid dividends on such shares, or (ii) the amount to which such holder would be entitled to receive in connection therewith had such holder converted such share of Series B Preferred Stock into shares of Common Stock immediately prior to the Liquidation Event (such greater amount of (i) and (ii) being referred to as the "Liquidation Preference").

      In addition, if such Liquidation Event occurs within six (6) months after the date of original issuance of the Series B Preferred Stock (the "Series B Original Issue Date") and the consideration per share to be distributed to the holders of Common Stock as a result thereof exceeds $2.63 per share (assuming that the number of shares of Common Stock outstanding at such time is equal to the sum of (i) the number of shares of Common Stock actually outstanding and
(ii) the product of (A) the number of shares of Series B Preferred Stock outstanding on the Series B Original Issue Date and (B) .30), then the holders of Series B Preferred Stock, shall be entitled to receive, by reason of their ownership thereof, an additional amount per share of Series B Preferred Stock equal to the product of (1) .30 and (2) the per share consideration in excess of $2.63 that would be received in respect of each share of Common Stock as a result of such distribution.

      Optional Redemption

      The Certificate provides that at any time on or after the date occurring seven (7) years after the Series B Original Issue Date, the Company shall, at the request of a majority of the outstanding shares of Series B Preferred Stock, redeem shares of the Series B Preferred Stock at a redemption price per share in cash equal to the Liquidation Preference.

      Optional Conversion

      The Certificate provides that each share of Series B Preferred Stock is convertible at any time at the option of the holder into a number of fully paid and nonassessable shares of Common

Stock equal to the Original Series B Price divided by the Series B Conversion Price (as defined in the Certificate and which initially and as of the Closing Date was equal to the Original Series B Price). The Certificate contains customary anti-dilution protection for the shares of Series B Preferred Stock. As a result, the Series B Conversion Price is subject to adjustment in certain circumstances.

      Mandatory Conversion

      The Certificate provides that if, at any time after three (3) years from the Series B Original Issue Date, the Common Stock has been traded on the NASDAQ (or successor market) with a volume weighted average price in excess of seven dollars ($7.00) (as adjusted for any stock dividends, combinations, splits, recapitalizations and the like after the date hereof) for twenty (20) of the previous thirty (30) trading days with a minimum average trading volume during the same twenty (20) days of two hundred thousand (200,000) shares per day, each share of Series B Preferred Stock then outstanding shall automatically be converted into shares of Common Stock at the then effective conversion rate.

      Nasdaq Limitation

      The Certificate provides that if on any date of conversion of shares of Series B Preferred Stock: (a) the number of shares of Common Stock to be issued upon the conversion of the Series B Preferred Stock, combined with all other issuances of Common Stock which, under the requirements of NASDAQ (or any other successor market), are required to be aggregated with such issuance for determining the need of stockholder approval ("Stockholder Approval") for the listing of the shares to be issued on NASDAQ (or any other successor market), would equal or exceed 19.9% of the total number of shares of Common Stock outstanding immediately prior to the Series B Original Issue Date (the "Issuable Maximum") and (b) the issuance of shares of Common Stock in excess of the Issuable Maximum is required to be, but has not been, approved by the stockholders of the Company in accordance with the applicable rules and regulations of NASDAQ (or any other successor market) then, to the extent that the conversion of the Series B Preferred Stock would result in the issuance of shares of Common Stock in excess of a holder's pro rata allocation of the Issuable Maximum (the "Excess Amount"), the Company shall use its best efforts to obtain Stockholder Approval applicable to such issuance as soon as possible, but in any event not later than the seventy-fifth (75th) day after such request for conversion (the "Approval Date"). If such Stockholder Approval necessary to satisfy the applicable rules and regulations of NASDAQ (or other successor market) is not obtained by the Approval Date, then the Company shall be required, within thirty (30) days of the Approval Date, to redeem, from funds legally available therefor at the time of such redemption, in cash, shares of Series B Preferred Stock from each holder in the amount equal to the Excess Amount, at a price per share equal to the Original Series B Price, together with any declared but unpaid dividends thereon up to the date of such redemption; provided, however, that in the event that the Company is unable to effect such redemption because of applicable law, then the Company shall pay to each Holder an amount in cash equal to the Original Series B Price of the Series B Preferred Stock, plus all declared but unpaid dividends thereon up to the date of such redemption that would represent the Excess Amount.

      Voting Rights.

      Each holder of Series B Preferred Stock shall have the right to the number of votes per share equal to the quotient obtained by dividing (A) $2.10 by (B) $2.35 for each share of Common Stock into which such Series B Preferred Stock could then be converted (whether or not then eligible for conversion), and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the bylaws of the Company. Except as otherwise provided for in the Certificate or as required by law, the Series B Preferred Stock shall vote together as a single class with holders of Common Stock with respect to any question upon which holders of Common Stock have the right to vote. Each holder of Common Stock shall be entitled to one (1) vote for each share of Common Stock held.

      Board of Directors.

      For so long as one million four hundred fifty thousand (1,450,000) shares of Series B Preferred Stock remain outstanding, the Company shall cause and maintain the election to the board of directors of a representative of Series B Preferred Stock, which representative shall at all times be designated by the Purchasers. The initial Purchasers' designee to the board of directors of the Company is Peter J. Perrone, and such designee was elected to the board of directors of the Company effective as of February 19, 2003. Mr. Perrone is a Vice President of Goldman Sachs.

      Approval Rights.

      For so long as one million four hundred fifty thousand (1,450,000) shares of Series B Preferred Stock remain outstanding, the Company shall not without first obtaining the approval (by vote or written consent, as provided by law) of the holders of a majority of the then outstanding shares of Series B Preferred Stock (voting together as a single class):

            (i) alter or change the rights, preferences or privileges of the shares of Series B Preferred Stock so as to affect adversely such shares;

            (ii) increase or decrease (other than by redemption or conversion) the total number of authorized shares of Series B Preferred Stock;

            (iii) authorize to issue or obligate itself to issue equity securities (or any equity or debt securities convertible into equity securities) ranking senior to or pari passu with the Series B Preferred Stock with respect to dividends, distributions or rights upon liquidation; and

            (iv) affect any capital reorganization or reclassification of equity securities (or securities convertible into other securities) into equity securities ranking senior to the Series B Preferred Stock with respect to dividends, distributions or rights upon liquidation.

      For so long as one million four hundred fifty thousand (1,450,000) shares of Series B Preferred Stock remain outstanding, the Company shall not without first obtaining the approval of the Series B Director, redeem, purchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Common Stock or other securities junior in preference to the Series B Preferred Stock; provided, however, that this restriction shall not apply to (i) the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for the Company or any subsidiary pursuant to agreements approved by a majority of the Board of Directors or under which the Company has the option to repurchase such shares at cost or at cost upon the occurrence of certain events, such as the termination of employment and (ii) the redemption of any share or shares of Series B Preferred Stock otherwise than by redemption as described under "Optional Redemption" in this Item 6. The aforementioned obligations of the Company terminate and will no longer be of any effect from and after the time as the Purchasers no longer have the right pursuant to the Certificate to elect a director to the Board of Directors of the Company.

      The foregoing description of the Certificate is not intended to be complete and is qualified in its entirety by the complete text of the Certificate, which is filed as Exhibit 3 hereto and is incorporated herein by reference.

      Warrants

      Pursuant to and in connection with the Purchase Agreement, on the Closing Date, the Company issued to the Purchasers the Warrants, which provide the Purchasers with the right to purchase an aggregate of 859,058 shares of Common Stock of the Company at an exercise price of $2.63 per share. The Purchasers may exercise the Warrants, in whole or in part, at any time after August 14, 2003 until and including February 13, 2008. The Warrants do not grant the holder any voting rights or other rights as a stockholder of the Company.

      The foregoing descriptions of the Warrants are not intended to be complete and are qualified in their entirety by the complete text of the Warrants, which are filed as Exhibit 4 hereto, and which are incorporated herein by reference.

Item 7. Material to be filed as Exhibits.

Exhibit 1         Joint Filing Agreement, dated as of February 28, 2003.

Exhibit 2 Series B Convertible Preferred Stock and Warrant Purchase Agreement, dated as of February 14, 2003, by and among the Company, the Purchasers and the other investors signatory thereto, incorporated by reference to Exhibit 10.1 of Vixel Corporation's Current Report on Form 8-K (File No.000-27221) dated February 14, 2003.

Exhibit 3         Certificate of Designation, Preferences and Rights of Series
                  B Convertible Preferred Stock of the Company, incorporated by reference to Exhibit 3.1 of Vixel Corporation's Current Report on Form 8-K (File No.000-27221) dated February 14, 2003.

Exhibit 4 Form of Warrant to Purchase Common Stock of the Company, issued to the Purchasers on February 19, 2003, incorporated by reference to Exhibit 4.1 of Vixel Corporation's Current Report on Form 8-K (File No.000-27221) dated February 14, 2003.

Exhibit 5         Registration Rights Agreement, dated as of February 14,
                  2002, by and among the Company, the Purchasers and the other investors signatory thereto, incorporated by reference to
                  Exhibit 4.2 of Vixel Corporation's Current Report on Form 8-K (File No.000-27221) dated February 14, 2003.

Exhibit 6 Power of Attorney, dated as of January 6, 2003, relating to The Goldman Sachs Group, Inc.

Exhibit 7 Power of Attorney, dated as of January 6, 2003, relating to Goldman, Sachs & Co.

Exhibit 8 Power of Attorney, dated as of February 24, 2003, relating to GS Employee Funds 2000 GP, L.L.C.

Exhibit 9 Power of Attorney, dated as of February 24, 2003, relating to Goldman Sachs Direct Investment Fund 2000, L.P.

                                   SIGNATURES

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 28, 2003

THE GOLDMAN SACHS GROUP, INC.

By: /s/ Edward T. Joel
    ----------------------
Name:   Edward T. Joel
Title:  Attorney-in-fact

GOLDMAN, SACHS & CO.

By: /s/ Edward T. Joel
    ----------------------
Name:   Edward T. Joel
Title:  Attorney-in-fact

GS EMPLOYEE FUNDS 2000 GP, L.L.C.

By: /s/ Edward T. Joel
    ----------------------
Name:   Edward T. Joel
Title:  Attorney-in-fact

GOLDMAN SACHS DIRECT
INVESTMENT FUND 2000,  L.P.

By: /s/ Edward T. Joel
    ----------------------
Name:   Edward T. Joel
Title:  Attorney-in-fact

                                    EXHIBITS

Exhibit 1         Joint Filing Agreement, dated as of February 28, 2003.

Exhibit 2 Series B Convertible Preferred Stock and Warrant Purchase Agreement, dated as of February 14, 2003, by and among the Company, the Purchasers and the other investors signatory thereto, incorporated by reference to Exhibit 10.1 of Vixel Corporation's Current Report on Form 8-K (File No.000-27221) dated February 14, 2003.

Exhibit 3         Certificate of Designation, Preferences and Rights of Series
                  B Convertible Preferred Stock of the Company, incorporated by reference to Exhibit 3.1 of Vixel Corporation's Current Report on Form 8-K (File No.000-27221) dated February 14, 2003.

Exhibit 4 Form of Warrant to Purchase Common Stock of the Company, issued to the Purchasers on February 19, 2003, incorporated by reference to Exhibit 4.1 of Vixel Corporation's Current Report on Form 8-K (File No.000-27221) dated February 14, 2003.

Exhibit 5         Registration Rights Agreement, dated as of February 14,
                  2002, by and among the Company, the Purchasers and the other investors signatory thereto, incorporated by reference to
                  Exhibit 4.2 of Vixel Corporation's Current Report on Form 8-K (File No.000-27221) dated February 14, 2003.

Exhibit 5         Registration Rights Agreement, dated as of February 14,
                  2002, by and among the Company, the Purchasers and the other investors signatory thereto, incorporated by reference to
                  Exhibit 4.2 of Vixel Corporation's Current Report on Form 8-K (File No.000-27221) dated February 14, 2003.

Exhibit 6 Power of Attorney, dated as of January 6, 2003, relating to The Goldman Sachs Group, Inc.

Exhibit 7 Power of Attorney, dated as of January 6, 2003, relating to Goldman, Sachs & Co.

Exhibit 8 Power of Attorney, dated as of February 24, 2003, relating to GS Employee Funds 2000 GP, L.L.C.

Exhibit 9 Power of Attorney, dated as of February 24, 2003, relating to Goldman Sachs Direct Investment Fund 2000, L.P.

                                   SCHEDULE I

      The name of each director of The Goldman Sachs Group, Inc. is set forth below.

      The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

      Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

Name                             Present Principal Occupation
----                             ----------------------------

Henry M. Paulson, Jr             Chairman and Chief Executive Officer
                                 of The Goldman Sachs Group, Inc.

Robert J. Hurst                  Vice Chairman of The Goldman Sachs Group, Inc.

John A. Thain                    President and Co-Chief Operating Officer of The
                                 Goldman Sachs Group, Inc.

John L. Thornton                 President and Co-Chief Operating Officer of The
                                 Goldman Sachs Group, Inc.

Lord Browne of Madingley         Group Chief Executive of BP plc

James A. Johnson                 Vice Chairman of Perseus, L.L.C.

John H. Bryan                    Retired Chairman and Chief Executive Officer
                                 of Sara Lee Corporation

William W. George                Retired Chairman and Chief Executive Officer of
                                 Medtronic, Inc.

Ruth J. Simmons                  President of Brown University

                                 SCHEDULE II-A-i

      The name, position and present principal occupation of each executive officer of GS Employee Funds 2000 GP, L.L.C., the sole general partner of Goldman Sachs Direct Investment Fund 2000, L.P., are set forth below.

      The business address for all the executive officers listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Atul Kapur and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 2765 Sand Hill Road, Menlo Park, CA 94025. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

      All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Sanjeev K. Mehra is a citizen of India. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz and Hughes B. Lepic are citizens of France. Ulrika Werdelin is a citizen of Sweden.

Name                              Position                 Present Principal Occupation
----                              --------                 ----------------------------
Richard A. Friedman               President                Managing Director of Goldman, Sachs & Co.

Joseph H. Gleberman               Vice President           Managing Director of Goldman, Sachs & Co.

Terence M. O'Toole                Vice President           Managing Director of Goldman, Sachs & Co.

Henry Cornell                     Vice President           Managing Director of Goldman, Sachs & Co.

Richard S. Sharp                  Vice President           Managing Director of Goldman Sachs International

Esta E. Stecher                   Vice President/          Managing Director of Goldman, Sachs & Co.
                                  Assistant Secretary

Sanjeev K. Mehra                  Vice President           Managing Director of Goldman, Sachs & Co.

Muneer A. Satter                  Vice President           Managing Director of Goldman, Sachs & Co.

Antoine L. Schwartz               Vice President           Managing Director of Goldman Sachs International

Steven M. Bunson                  Vice President/          Managing Director of Goldman, Sachs & Co.
                                  Assistant Secretary

Elizabeth C. Fascitelli           Vice President           Managing Director of Goldman, Sachs & Co.

David J. Greenwald                Vice President/          Managing Director of Goldman, Sachs & Co.
                                  Assistant Secretary

                                 SCHEDULE II-A-i


Name                              Position                 Present Principal Occupation
----                              --------                 ----------------------------
Hughes B. Lepic                   Vice President           Managing Director of Goldman Sachs International

Russell E. Makowsky                Vice President/         Managing Director of Goldman, Sachs & Co.
                                  Assistant Secretary
Sarah G. Smith                    Assistant Treasurer      Managing Director of Goldman, Sachs & Co.

David M. Weil                     Assistant Treasurer      Managing Director of Goldman, Sachs & Co.

Randall A. Blumenthal             Vice President           Managing Director of Goldman, Sachs & Co.

Adrian M. Jones                   Vice President           Managing Director of Goldman, Sachs & Co.

Douglas F. Londal                 Vice President           Managing Director of Goldman Sachs International

Stephen S. Trevor                 Vice President           Managing Director of Goldman Sachs International

Abraham Bleiberg                  Vice President           Managing Director of Goldman, Sachs & Co.

Joseph P. DiSabato                Vice President           Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla               Vice President           Managing Director of Goldman, Sachs & Co.

Robert G. Doumar, Jr.             Vice President           Managing Director of Goldman, Sachs & Co.

Ben I. Adler                      Vice President           Managing Director of Goldman, Sachs & Co.

Melina E. Higgins                 Vice President           Managing Director of Goldman, Sachs & Co.

Elizabeth C. Marcellino           Vice President           Managing Director of Goldman, Sachs & Co.

Gerald J. Cardinale               Vice President           Managing Director of Goldman, Sachs & Co.

Atul Kapur                        Vice President           Managing Director of Goldman Sachs International

John E. Bowman                    Vice President           Managing Director of Goldman, Sachs & Co.

Katherine B. Enquist              Vice President/          Managing Director of Goldman, Sachs & Co.
                                  Secretary

James B. McHugh                   Assistant Secretary      Managing Director of Goldman, Sachs & Co.

Beverly L. O'Toole                Assistant Secretary      Managing Director of Goldman, Sachs & Co.

Raymond G. Matera                 Vice President           Managing Director of Goldman, Sachs & Co.

Mitchell S. Weiss                 Vice President           Managing Director of Goldman, Sachs & Co.

Mary Nee                          Vice President           Executive Director of Goldman Sachs (Asia) LL.C.

Richard J. Stingi                 Vice President           Vice President of Goldman, Sachs & Co.

Ulrika Werdelin                   Vice President           Executive Director of Goldman Sachs International

                                SCHEDULE II-A-ii

      The name and principal occupation of each member of the GS Employee Funds Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Employee Funds 2000 GP, L.L.C. and Goldman Sachs Direct Investment Fund 2000, L.P., are set forth below.

      The business address for each member listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp and Antoine L. Schwartz is 133 Fleet Street, London EC4A 2BB, England. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

      All members listed below are United States citizens, except as follows:
Richard S. Sharp is a citizen of the United Kingdom, Sanjeev K. Mehra is a citizen of India and Antoine L. Schwartz is a citizen of France.

Name                            Present Principal Occupation
----                            ----------------------------
Peter M. Sacerdote              Advisory Director of Goldman, Sachs & Co.
Richard A. Friedman             Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman             Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole              Managing Director of Goldman, Sachs & Co.
Gene T. Sykes                   Managing Director of Goldman, Sachs & Co.
Henry Cornell                   Managing Director of Goldman, Sachs & Co.
Richard S. Sharp                Managing Director of Goldman Sachs International
Sanjeev K. Mehra                Managing Director of Goldman, Sachs & Co.
Muneer A. Satter                Managing Director of Goldman, Sachs & Co.
Scott B. Kapnick                Managing Director of Goldman, Sachs & Co.
Robert V. Delaney               Managing Director of Goldman, Sachs & Co.
Peter G. Sachs                  Senior Director of The Goldman Sachs Group, Inc.
Antoine L. Schwartz             Managing Director of Goldman Sachs International

                                  SCHEDULE III

      On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. ("Goldman Sachs") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.)(BSJ). Pursuant to the settlement, without admitting or denying the findings, Goldman Sachs consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that Goldman Sachs had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required Goldman Sachs to cease and desist from violating such provisions, and ordered Goldman Sachs to make payments totaling approximately $5.1 Million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

      In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Exchange Act and Rule 17a-4 hereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

                                   SCHEDULE IV
                                VIXEL CORPORATION
                               CUSIP No. 928552108

  Purchases     Sales     Price     Trade Date     Settlement Date
  ---------     -----     -----     ----------     ---------------
       1000         0      1.81       12/23/02            12/27/02
          0       100      1.91       12/23/02            12/27/02
          0       100      1.96       12/23/02            12/27/02
          0       200      1.88       12/23/02            12/27/02
       1000         0       1.9       12/23/02            12/27/02
          0      1000       1.9       12/23/02            12/27/02
        200         0      1.92       12/23/02            12/27/02
          0       200      1.92       12/23/02            12/27/02
        100         0      1.95       12/23/02            12/27/02
          0       100      1.95       12/23/02            12/27/02
        200         0       1.9       12/23/02            12/27/02
          0       200       1.9       12/23/02            12/27/02
          0       100      1.95       12/23/02            12/27/02
          0       100      1.93       12/23/02            12/27/02
        400         0      1.87       12/23/02            12/27/02
        100         0     1.871       12/23/02            12/27/02
          0       100     1.871       12/23/02            12/27/02
          0       100      1.94       12/23/02            12/27/02
        200         0     1.823       12/23/02            12/27/02
        800         0      1.82       12/23/02            12/27/02
          0       800      1.82       12/23/02            12/27/02
        100         0      1.84       12/24/02            12/30/02
          0       200      1.91       12/24/02            12/30/02
        500         0      1.87       12/24/02            12/30/02
        500         0     1.871       12/24/02            12/30/02
          0       500     1.871       12/24/02            12/30/02
        200         0      1.85       12/24/02            12/30/02
        200         0     1.861       12/24/02            12/30/02
          0       200     1.861       12/24/02            12/30/02
        500         0      1.86       12/24/02            12/30/02
          0       500      1.86       12/24/02            12/30/02
        100         0      1.86       12/24/02            12/30/02
          0       100      1.86       12/24/02            12/30/02
         50         0       1.9       12/24/02            12/30/02
        100         0      1.87       12/26/02            12/31/02
          0       500       1.9       12/26/02            12/31/02
          0      1000      1.89       12/26/02            12/31/02
          0       200       1.9       12/26/02            12/31/02
         50         0      1.88       12/26/02            12/31/02
       3000         0         2       12/26/02            12/31/02
          0      3000         2       12/26/02            12/31/02
        100         0      1.79       12/27/02              1/2/03
        500         0      1.81       12/30/02              1/3/03
          0       500      1.81       12/30/02              1/3/03
        500         0      1.81       12/30/02              1/3/03
          0       500      1.81       12/30/02              1/3/03
        500         0      1.81       12/30/02              1/3/03
          0       500      1.81       12/30/02              1/3/03

                                   SCHEDULE IV
                                VIXEL CORPORATION
                               CUSIP No. 928552108

  Purchases     Sales     Price     Trade Date     Settlement Date
  ---------     -----     -----     ----------     ---------------
        500         0      1.81       12/30/02              1/3/03
          0       500      1.81       12/30/02              1/3/03
         22         0       1.8       12/30/02              1/3/03
        150         0       1.8       12/30/02              1/3/03
        500         0      1.81       12/30/02              1/3/03
        500         0      1.81       12/30/02              1/3/03
          0       500      1.81       12/30/02              1/3/03
        500         0      1.81       12/30/02              1/3/03
          0       500      1.81       12/30/02              1/3/03
        500         0      1.81       12/30/02              1/3/03
          0       500      1.81       12/30/02              1/3/03
        493         0      1.81       12/30/02              1/3/03
          0       493      1.81       12/30/02              1/3/03
          7         0      1.81       12/30/02              1/3/03
        500         0       1.8       12/30/02              1/3/03
          0       500       1.8       12/30/02              1/3/03
        100         0      1.83       12/30/02              1/3/03
        500         0         2       12/31/02              1/6/03
       5000         0         2       12/31/02              1/6/03
          0      5000         2       12/31/02              1/6/03
          0       300         2       12/31/02              1/6/03
        500         0       1.9       12/31/02              1/6/03
          0       500      1.89       12/31/02              1/6/03
        500         0       1.9       12/31/02              1/6/03
          0       500       1.9       12/31/02              1/6/03
          0       400      1.89       12/31/02              1/6/03
          0       500       1.9       12/31/02              1/6/03
          0       100       1.9       12/31/02              1/6/03
          0      4700         2       12/31/02              1/6/03
        100         0      1.94       12/31/02              1/6/03
        400         0         2       12/31/02              1/6/03
       4600         0         2       12/31/02              1/6/03
          0      4600         2       12/31/02              1/6/03
          0       100      2.28         1/2/03              1/7/03
          0       100      2.19         1/2/03              1/7/03
          0       100      2.23         1/2/03              1/7/03
          0       100      2.27         1/2/03              1/7/03
          0       500      2.27         1/2/03              1/7/03
          0       300      2.25         1/2/03              1/7/03
          0       700      2.25         1/2/03              1/7/03
          0       500      2.25         1/2/03              1/7/03
        100         0       2.3         1/2/03              1/7/03
        400         0      2.29         1/2/03              1/7/03
       1000         0       2.3         1/2/03              1/7/03
          0       300      2.26         1/2/03              1/7/03
          0       200      2.22         1/2/03              1/7/03
        200         0      2.22         1/2/03              1/7/03
          0       500      2.25         1/2/03              1/7/03
          0       500      2.25         1/2/03              1/7/03
          0       500      2.25         1/2/03              1/7/03

                                   SCHEDULE IV
                                VIXEL CORPORATION
                               CUSIP No. 928552108

  Purchases     Sales     Price     Trade Date     Settlement Date
  ---------     -----     -----     ----------     ---------------
          0       500      2.25         1/2/03              1/7/03
          0      1000      2.28         1/2/03              1/7/03
       3000         0      2.25         1/2/03              1/7/03
        100         0     2.201         1/3/03              1/8/03
        500         0      2.27         1/3/03              1/8/03
        500         0     2.271         1/3/03              1/8/03
          0       500     2.271         1/3/03              1/8/03
        465         0      2.27         1/3/03              1/8/03
         35         0      2.27         1/3/03              1/8/03
          0        35      2.27         1/3/03              1/8/03
          0       465      2.27         1/3/03              1/8/03
        500         0      2.27         1/3/03              1/8/03
        500         0      2.27         1/3/03              1/8/03
          0       500      2.27         1/3/03              1/8/03
        500         0      2.27         1/3/03              1/8/03
        500         0      2.27         1/3/03              1/8/03
          0       500      2.27         1/3/03              1/8/03
        300         0      2.25         1/3/03              1/8/03
        300         0      2.25         1/3/03              1/8/03
          0       300      2.25         1/3/03              1/8/03
        700         0      2.25         1/3/03              1/8/03
          0       700      2.25         1/3/03              1/8/03
        300         0      2.25         1/3/03              1/8/03
          0       300      2.25         1/3/03              1/8/03
       1400         0      2.25         1/3/03              1/8/03
          0      2200      2.25         1/3/03              1/8/03
       3500         0      2.22         1/3/03              1/8/03
          0      3500      2.22         1/3/03              1/8/03
       2000         0      2.26         1/3/03              1/8/03
          0      2000      2.26         1/3/03              1/8/03
        400         0      2.21         1/3/03              1/8/03
       2800         0      2.21         1/3/03              1/8/03
          0      3800      2.21         1/3/03              1/8/03
       3000         0      2.25         1/3/03              1/8/03
          0      3000      2.25         1/3/03              1/8/03
       4000         0      2.25         1/3/03              1/8/03
          0      4000      2.25         1/3/03              1/8/03
        200         0     2.401         1/6/03              1/9/03
        100         0      2.46         1/6/03              1/9/03
          0       200     2.739         1/7/03             1/10/03
        200         0     2.671         1/7/03             1/10/03
          0       200     2.669         1/7/03             1/10/03
       3000         0      2.48         1/7/03             1/10/03
          0      3000      2.48         1/7/03             1/10/03
       4000         0      2.55         1/7/03             1/10/03
          0      4000      2.55         1/7/03             1/10/03
        500         0      2.63         1/7/03             1/10/03
        500         0      2.63         1/7/03             1/10/03
          0       500      2.63         1/7/03             1/10/03
       1000         0      2.63         1/7/03             1/10/03

                                   SCHEDULE IV
                                VIXEL CORPORATION
                               CUSIP No. 928552108

  Purchases     Sales     Price     Trade Date     Settlement Date
  ---------     -----     -----     ----------     ---------------
          0      1000      2.63         1/7/03             1/10/03
       1000         0      2.63         1/7/03             1/10/03
          0      1000      2.63         1/7/03             1/10/03
        500         0      2.64         1/7/03             1/10/03
        500         0      2.64         1/7/03             1/10/03
          0       500      2.64         1/7/03             1/10/03
       2000         0      2.64         1/7/03             1/10/03
          0      3300      2.64         1/7/03             1/10/03
       1000         0      2.69         1/7/03             1/10/03
          0      1000      2.69         1/7/03             1/10/03
       2000         0      2.69         1/7/03             1/10/03
          0      2000      2.69         1/7/03             1/10/03
          0       400      2.69         1/7/03             1/10/03
        600         0       2.7         1/7/03             1/10/03
          0       400      2.69         1/7/03             1/10/03
        400         0      2.69         1/7/03             1/10/03
          0       200       2.7         1/7/03             1/10/03
        200         0       2.7         1/7/03             1/10/03
          0       100      2.71         1/7/03             1/10/03
        100         0      2.71         1/7/03             1/10/03
          0       100      2.75         1/7/03             1/10/03
          0       200      2.75         1/7/03             1/10/03
          0       700      2.75         1/7/03             1/10/03
        700         0      2.75         1/7/03             1/10/03
        100         0      2.75         1/7/03             1/10/03
        100         0      2.75         1/7/03             1/10/03
       2000         0      2.71         1/7/03             1/10/03
          0      2000      2.71         1/7/03             1/10/03
          0       100      2.62         1/7/03             1/10/03
          0       100      2.72         1/7/03             1/10/03
        500         0      2.75         1/7/03             1/10/03
          0       500      2.75         1/7/03             1/10/03
        100         0      2.44         1/8/03             1/13/03
        100         0      2.44         1/8/03             1/13/03
        600         0      2.68         1/8/03             1/13/03
          0       600      2.68         1/8/03             1/13/03
        100         0      2.68         1/8/03             1/13/03
          0       100      2.68         1/8/03             1/13/03
        200         0      2.68         1/8/03             1/13/03
          0       200     2.719         1/9/03             1/14/03
          0       100     2.649         1/9/03             1/14/03
          0       100      2.62         1/9/03             1/14/03
          0       100      2.82         1/9/03             1/14/03
          0       100      2.72         1/9/03             1/14/03
          0       100      2.64         1/9/03             1/14/03
          0       100      2.74         1/9/03             1/14/03
        200         0      2.62         1/9/03             1/14/03
          0       100      2.71         1/9/03             1/14/03
        300         0      2.72         1/9/03             1/14/03
          0       100      2.65         1/9/03             1/14/03

                                   SCHEDULE IV
                                VIXEL CORPORATION
                               CUSIP No. 928552108

  Purchases     Sales     Price     Trade Date     Settlement Date
  ---------     -----     -----     ----------     ---------------
          0       100      2.65         1/9/03             1/14/03
        200         0     2.491        1/10/03             1/15/03
          0       200     2.559        1/10/03             1/15/03
        100         0       2.5        1/10/03             1/15/03
        100         0       2.6        1/10/03             1/15/03
       1000         0      2.65        1/10/03             1/15/03
          0      1000      2.65        1/10/03             1/15/03
        100         0      2.65        1/10/03             1/15/03
          0       100      2.65        1/10/03             1/15/03
        600         0      2.65        1/10/03             1/15/03
          0       600      2.65        1/10/03             1/15/03
       1000         0      2.65        1/10/03             1/15/03
          0      1000      2.65        1/10/03             1/15/03
       1000         0      2.65        1/10/03             1/15/03
          0      1000      2.65        1/10/03             1/15/03
        189         0       2.4        1/13/03             1/16/03
          0       200       2.4        1/13/03             1/16/03
        200         0      2.48        1/13/03             1/16/03
          0       200      2.48        1/13/03             1/16/03
       1500         0      2.46        1/13/03             1/16/03
          0      1500      2.46        1/13/03             1/16/03
        400         0       2.4        1/13/03             1/16/03
          0       400       2.4        1/13/03             1/16/03
        100         0       2.4        1/13/03             1/16/03
          0       100       2.4        1/13/03             1/16/03
       2300         0       2.4        1/13/03             1/16/03
          0      2300       2.4        1/13/03             1/16/03
          0       100      2.36        1/13/03             1/16/03
          0       100      2.36        1/13/03             1/16/03
        200         0      2.48        1/13/03             1/16/03
        200         0     2.371        1/14/03             1/17/03
        200         0     2.421        1/14/03             1/17/03
        100         0      2.36        1/14/03             1/17/03
          0       200     2.439        1/15/03             1/21/03
        100         0      2.35        1/15/03             1/21/03
          0       100      2.35        1/15/03             1/21/03
         50         0      2.33        1/15/03             1/21/03
          0       100      2.33        1/15/03             1/21/03
        400         0      2.43        1/15/03             1/21/03
        200         0     2.439        1/15/03             1/21/03
          0       100      2.46        1/15/03             1/21/03
        100         0      2.46        1/15/03             1/21/03
        200         0     2.449        1/15/03             1/21/03
        100         0     2.449        1/15/03             1/21/03
        100         0     2.449        1/15/03             1/21/03
        100         0      2.45        1/15/03             1/21/03
        133         0      2.45        1/15/03             1/21/03
          0       200      2.47        1/15/03             1/21/03
        200         0      2.47        1/15/03             1/21/03
         82         0       2.5        1/15/03             1/21/03

                                   SCHEDULE IV
                                VIXEL CORPORATION
                               CUSIP No. 928552108

  Purchases     Sales     Price     Trade Date     Settlement Date
  ---------     -----     -----     ----------     ---------------
          0      1551      2.47        1/15/03             1/21/03
        200         0      2.34        1/15/03             1/21/03
        200         0      2.35        1/15/03             1/21/03
        100         0      2.47        1/16/03             1/22/03
        100         0       2.5        1/16/03             1/22/03
          0       100      2.42        1/16/03             1/22/03
          0       100      2.48        1/16/03             1/22/03
        100         0      2.38        1/17/03             1/23/03
        100         0      2.41        1/17/03             1/23/03
        100         0      2.32        1/22/03             1/27/03
        100         0      2.22        1/22/03             1/27/03
        100         0      2.12        1/22/03             1/27/03
          0       100      2.28        1/22/03             1/27/03
          0       100      2.48        1/22/03             1/27/03
          0       500      2.33        1/22/03             1/27/03
          0       100      2.38        1/22/03             1/27/03
        500         0      2.21        1/23/03             1/28/03
        200         0      2.21        1/23/03             1/28/03
          0       200       2.2        1/23/03             1/28/03
         50         0     2.361        1/24/03             1/29/03
        200         0     2.361        1/24/03             1/29/03
          0       200     2.249        1/27/03             1/30/03
         50         0     2.301        1/27/03             1/30/03
        100         0      2.24        1/27/03             1/30/03
          0       100      2.27        1/27/03             1/30/03
        500         0      2.11        1/28/03             1/31/03
          0       500      2.11        1/28/03             1/31/03
        500         0      2.11        1/28/03             1/31/03
        100         0      2.21        1/29/03              2/3/03
        100         0      2.11        1/29/03              2/3/03
          0       100      2.34        1/29/03              2/3/03
          0       100      2.44        1/29/03              2/3/03
          0       200       2.2        1/29/03              2/3/03
        100         0      2.43        1/31/03              2/5/03
        100         0      2.33        1/31/03              2/5/03
        100         0      2.23        1/31/03              2/5/03
          0       100      2.37        1/31/03              2/5/03
          0       100      2.39         2/3/03              2/6/03
      10000         0       2.3         2/4/03              2/7/03
          0     10000       2.3         2/4/03              2/7/03
       5000         0      2.26         2/4/03              2/7/03
          0      5000      2.26         2/4/03              2/7/03
        100         0      2.21         2/4/03              2/7/03
        100         0      2.26         2/4/03              2/7/03
          0       100      2.26         2/4/03              2/7/03
         75         0      2.26         2/4/03              2/7/03
       1300         0  2.264965         2/4/03              2/4/03
          0      1300  2.264965         2/4/03              2/4/03
        400         0      2.27         2/4/03              2/7/03
        100         0      2.24         2/5/03             2/10/03

                                   SCHEDULE IV
                                VIXEL CORPORATION
                               CUSIP No. 928552108

  Purchases     Sales     Price     Trade Date     Settlement Date
  ---------     -----     -----     ----------     ---------------
          0      1000       2.4         2/5/03             2/10/03
          0       800      2.37         2/6/03             2/11/03
        100         0      2.31         2/7/03             2/12/03
          0       100      2.42         2/7/03             2/12/03
          0        40      2.38         2/7/03             2/12/03
          0       100     2.349        2/11/03             2/14/03
          0       100     2.359        2/11/03             2/14/03
          0       100     2.349        2/11/03             2/14/03
          0       100      2.34        2/11/03             2/14/03
          0       100      2.34        2/11/03             2/14/03
        100         0      2.27        2/11/03             2/14/03
          0       100       2.4        2/12/03             2/18/03
        300         0      2.29        2/12/03             2/18/03
        100         0      2.43        2/12/03             2/18/03
         70         0       2.4        2/13/03             2/19/03
          0       100       2.4        2/13/03             2/19/03
          0       100       2.4        2/13/03             2/19/03
          0       100      2.43        2/13/03             2/19/03

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

      The undersigned hereby agree that the Statement on Schedule 13D filed herewith (and any amendments thereto), relating to the common stock, par value $0.0015 per share, of Vixel Corporation, a Delaware corporation, is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Date:  February 28, 2003

THE GOLDMAN SACHS GROUP, INC.

By:  /s/ Edward T. Joel
---------------------------------
Name:    Edward T. Joel
Title:   Attorney-in-fact

GOLDMAN, SACHS & CO.

By:  /s/ Edward T. Joel
---------------------------------
Name:    Edward T. Joel
Title:   Attorney-in-fact

GS EMPLOYEE FUNDS 2000 GP, L.L.C.

By:  /s/ Edward T. Joel
---------------------------------
Name:    Edward T. Joel
Title:   Attorney-in-fact

GOLDMAN SACHS DIRECT INVESTMENT
FUND 2000, L.P.

By:  /s/ Edward T. Joel
---------------------------------
Name:    Edward T. Joel
Title:   Attorney-in-fact

                                                                       EXHIBIT 6

                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that THE GOLDMAN SACHS GROUP, INC. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Susan Goddard, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

      THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

      IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 6th, 2003.

THE GOLDMAN SACHS GROUP, INC.

By: /s/ Gregory K. Palm
-----------------------
Name:   Gregory K. Palm
Title:  Executive Vice President and General Counsel

                                                                       EXHIBIT 7

                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN, SACHS & CO. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Susan Goddard, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

      THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

      IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 6th, 2003.

GOLDMAN, SACHS & CO.

By: /s/ Gregory K. Palm
-------------------------
Name:   Gregory K. Palm
Title:  Managing Director

                                                                       EXHIBIT 8

                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that GS EMPLOYEE FUNDS 2000 GP, L.L.C. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Susan P. Goddard, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

      THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

      IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of February 24th, 2003.

GS EMPLOYEE FUNDS 2000 GP, L.L.C.

By: /s/ Kaca B. Enquist
    -------------------------------
    KACA B. ENQUIST, Vice President

                                                                       EXHIBIT 9

                                POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN SACHS DIRECT INVESTMENT FUND 2000, L.P. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Susan P. Goddard, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

      THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

      IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of February 24th, 2003.

GOLDMAN SACHS DIRECT INVESTMENT FUND 2000, L.P.

By: GS Employee Funds 2000 GP, L.L.C.

/s/ Kaca B. Enquist
-------------------------------
KACA B. ENQUIST, Vice President